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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                             TITAN EXPLORATION, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)


                                   888289 10 5
                                 (CUSIP Number)


                               September 28, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G
CUSIP No. 888289 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         R. Gamble Baldwin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                         (a) [ ]
                                                                    (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA



                   5        SOLE VOTING POWER
   NUMBER OF                6,247,949
    SHARES
  BENEFICIALLY     6        SHARED VOTING POWER
    OWNED BY                0
     EACH
   REPORTING       7        SOLE DISPOSITIVE POWER
    PERSON                  6,247,949
     WITH
                   8        SHARED DISPOSITIVE POWER
                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,247,949

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                   [ ]
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         16.4%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN


--------------------------
(1) Based on 38,074,675 shares of Common Stock outstanding as reported in the Issuer's most recently filed Form 10-Q.

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         The Schedule 13G previously filed by the reporting person on February
12, 1997, as amended on February 13, 1998, is hereby amended as follows:

ITEM 1.

         No modification.

ITEM 2.

         No modification.

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 6,247,949 shares. Mr. Baldwin may, as the sole general partner of Energy, be deemed to be the beneficial owner of all 6,159,366 shares of Common Stock of the issuer beneficially owned by NGP, of which Energy is the sole general partner. In addition, Mr. Baldwin acquired

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66,508 shares of Common Stock of the issuer in his individual capacity prior to the registration of the issuer's Common Stock under Section 12 of the Act and acquired 22,075 shares of Common Stock of the issuer in his individual capacity in exchange for shares of common stock of Offshore Energy Development Corporation ("OEDC"), pursuant to a merger of OEDC with and into a wholly-owned subsidiary of the issuer. Thus, Mr. Baldwin may be deemed to be the beneficial owner of an aggregate of 6,247,949 shares, which constitute approximately 16.4% of the total number outstanding.

         (b)  Percent of class: 16.4%.

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 6,247,949 shares
                  (ii)     shared power to vote or to direct the vote:  None
                  (iii) sole power to dispose or to direct the disposition of: 6,247,949 shares
                  (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


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ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 1998


                                       /s/ R. GAMBLE BALDWIN
                                       ---------------------------------------
                                       R. Gamble Baldwin










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